Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 26, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments regarding Manning & Napier Fund, Inc. Financials (File No. 811-04087)

Ladies and Gentlemen:

On behalf of Manning & Napier Fund, Inc. (the “Fund”) and Manning & Napier Advisors, LLC (“MNA”), which serves as investment adviser to the Fund, I am writing in response to comments received from the staff of the Securities and Exchange Commission on the financial statements of the Fund (the “Fund Financials”) for the period ended December 31, 2011.1 The comments of the Commission staff and the responses of the Fund are as follows:

1.        Comment:     The Statement Regarding Basis for Approval of Investment Advisory Contract required pursuant to Item 27(d)(6) of Form N-1A (the “Contract Approval Statement”) should be revised to discuss the Board of Directors (the “Board”) of the Fund’s considerations of the extent to which economies of scale would be realized as the Fund grows.

            Response:     The Contract Approval Statement in future Fund Financials will reflect that the Board has considered information relating to whether economies of scale would be realized as the Fund grows, rather than indicating that Board did not consider economies of scale. In this regard, we note that the Advisor has historically provided information to the Board concerning economies of scale, which has allowed the Board to consider their existence and impact on the Fund.

2.        Comment:     The Contract Approval Statement should be enhanced to provide additional detail concerning the Board’s considerations and conclusions.

            Response:     The Fund believes that the Contract Approval Statement appropriately reflects the broad spectrum of relevant information requested by the Board and provided by the Advisor, as well as the considerations of the Board in connection with approval of investment advisory agreements. The Fund further believes that the Contract Approval Statement appropriately describes the conclusions reached by the Board as a result of such consideration. The Fund further notes that it believes that the Contract Approval Statement specifically complies with the instructions set forth in Form N-1A and is generally consistent with the amount of discussion included in financial statements of other mutual funds.

1              The comments were provided by telephone conversation on July 16, 2012 between Kevin Rupert of the Commission staff and Jodi Hedberg, who is an employee of MNA and serves as the Fund’s Chief Compliance Officer and Corporate Secretary.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund Financials; (ii) staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further comments or wish to discuss the Fund’s responses to the staff’s comments.

Very truly yours,

Manning & Napier Fund, Inc.

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Kevin Rupert, Securities and Exchange Commission Timothy Levin, Morgan, Lewis & Bockius LLP Richard Yates, Manning & Napier Advisors, LLC

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